Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

April 14, 2023

Via EDGAR

Division of Corporation Finance

Office of Manufacturing

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, DC 20549

Attention:	Kyle Wiley

Jeff Kauten

Re:	FG Merger Corp.

Amendment No.1 to Registration Statement on Form S-4

Filed February 1, 2023

File No. 333-269515

Dear Mr. Wiley and Mr. Kauten:

On behalf of FG Merger Corp. (the “Company”'), we are hereby responding to the letter dated April 10, 2023 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 1 to Registration Statement on Form S-4, filed on March 27, 2023, File No. 333-269515 (the “Registration Statement”).

In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”) with the Commission today. Capitalized terms used herein but not defined herein have the meanings ascribed thereto in the Amended Registration Statement.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 1 to Registration Statement on Form S-4

The Unaudited Pro Forma Condensed Combined

Financial Accounting for the Proposed Transaction, page 155

1.       Please clarify your statement that the business combination will be accounted for as a common control reverse acquisition. In this regard, please clarify whether FGMC and iCoreConnect are under common control.

RESPONSE: The company has clarified on page 162 of the Amended Registration Statement that the business combination will be accounted for as a reverse acquisition. Similar disclosure appears on pages 31, 83 and 118 of the Amended Registration Statement.

2.       We note your disclosure that the pro forma adjustments are "(1) directly attributable to the Business Combination, (2) factually supportable and (3) with respect to the statement of operations, expected to have a continuing impact on the results of the post-combination company." Please revise your disclosures to be consistent with the most recent rules outlined in Article 11-02 of Regulation S-X. Also, please confirm that your adjustments are consistent with the current rules.

RESPONSE: The Company has revised the disclosure on page 166 of the Amended Registration Statement to be consistent with the most recent rules outlined in Article 11-02 of Regulation S-X. Also, the Company confirms that the adjustments are consistent with the current rules.

Item 21. Exhibits and Financial Statement Schedules. 23.1, page II-4

3.       Please include an updated consent from your Independent Registered Public Accounting Firm (Plante & Moran, PLLC) referencing the most recent amendment number.

RESPONSE: Plante & Moran, PLLC has included an updated consent referencing the most recent amendment number.

Please call me at (212) 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner